82-3675



ADVENT WIRELESS INC.
(formerly Advent Communications Corp.)

03 AUG 28 AM 7:21

SUPPL

LETTER OF TRANSMITTAL

TO: Pacific Corporate Trust Company

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares of Advent Communications Corp., which common shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the common shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such common shares.

Certificate Number	Number of Shares	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates representing common shares of Advent Wireless Inc. on the basis of one (1) common share of Advent Wireless Inc. for three (3) common shares of Advent Communications Corp. In addition, the undersigned acknowledges that fractions of one-half (1/2) or more common shares will be rounded off to the next nearest full common share.

The undersigned authorizes and directs Pacific Corporate Trust Company to issue the certificates for Advent Wireless Inc. to which the undersigned is entitled as indicated below and to mail such certificates to the address indicated below or, if no instructions are given, in the name and to the address, if any, of the undersigned as the same appears on the share register maintained by Advent Wireless Inc.

Name (Please Print)			
Address			
City	Province	Postal Code	
Telephone (Office) ( )	(Home) ( )		

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Dated: ______________________ ______________________
Signature of Shareholder

8/28

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) Each shareholder holding share certificate(s) of Advent Communications Corp. must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Pacific Corporate Trust Company (the "*Trust Company*") at the office listed below.

(b) The method of delivery to the Trust Company is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(c) Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney other than the one contained in the Letter of Transmittal.

(d) Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with a share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by a bank, a trust company or a firm having membership in a recognized stock exchange, or in some other manner satisfactory to the Trust Company.

(e) Each registered shareholder of the Company is entitled, without charge, to have issued to him or her one certificate under the new name of the Company, namely Advent Wireless Inc., for each certificate surrendered by him or her, whether or not the new certificate is to be issued in the same name as that shown on the certificate surrendered. A fee of **$4.25 plus 7% GST**, if applicable, however, must be remitted for each additional certificate required.

(f) Advent Wireless Inc. reserves the right, if it so elects in its absolute discretion, to instruct the Trust Company to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to the Trust Company together with a letter stating the loss. The Trust Company will contact you to advise of the replacement requirements.

3. Miscellaneous

(a) Additional copies of the Letter of Transmittal may be obtained from the Trust Company at the office listed below.

(b) Any questions should be directed to Pacific Corporate Trust Company at (604) 689-9853.

4. Office of Pacific Corporate Trust Company

Pacific Corporate Trust Company
625 Howe Street, 10th Floor
Vancouver, British Columbia
V6C 3B8